

February 9, 2011

<u>Via Mail and Fax</u>

Russ Hammer
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 West Madison Street, Suite 1000
Chicago, IL 60661

  Re: **Orbitz Worldwide, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 3, 2010

Dear Mr. Hammer:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Lyn Shenk
         Branch Chief